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FOR IMMEDIATE RELEASE


                    MERGER OF VIMPELCOM AND VIMPELCOM-REGION

    ALFA GROUP ACCELERATES THIRD TRANCHE OF INVESTMENT OF $58.52 MILLION IN
                                VIMPELCOM-REGION
--------------------------------------------------------------------------------

Moscow and New York (August 28, 2003) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced that its Board of Directors has recommended to its shareholders to approve the merger of VimpelCom and VimpelCom-Region ("VimpelCom-R") and the related issuance of new VimpelCom common shares in exchange for the 44.7% stake in its subsidiary Open Joint Stock Company "VimpelCom-Region" ("VimpelCom-R") that is currently owned by Eco Telecom Limited, a company within the Alfa Group of companies in Russia ("Alfa Group"), and by Telenor East Invest AS ("Telenor"). These issues will be submitted for shareholder approval at an Extraordinary General Meeting of Shareholders of VimpelCom to be held in Moscow on October 24, 2003.

The original VimpelCom-R shareholders agreement, signed by VimpelCom, Alfa Group, Telenor and VimpelCom-R on May 30, 2001, and amended on May 15, 2002, envisaged that a merger of VimpelCom and VimpelCom-R would automatically be triggered by December 2007 if certain operating parameters and other conditions were met. It also provided for an acceleration of the merger process upon the agreement of the VimpelCom-R shareholders. Against this background, VimpelCom is now requesting shareholder approval for the issuance of 10,948,821 new common shares (the equivalent of 14,598,428 ADSs) to Alfa Group and Telenor in exchange for their shareholdings in VimpelCom-R in connection with the statutory merger of VimpelCom-R into VimpelCom. On a fully diluted basis, this represents a 21.4% economic dilution for VimpelCom shareholders. The proposed exchange of shares reflects a valuation ratio of 0.91:1 between VimpelCom-R and the rest of VimpelCom (predominantly VimpelCom's Moscow business), implying that 33.6% of VimpelCom's market capitalization is attributable to its 55.3% stake in VimpelCom-R.

Commenting upon today's announcement, Jo Lunder, Chief Executive Officer of VimpelCom, said, "When we entered into the agreements relating to VimpelCom-R in 2001, the risks that we faced in the regions were significant. It was our objective to hedge our risk by sourcing external equity capital from Alfa Group and Telenor to develop the regions. Today, the risk profile is much improved. Our regional operations are developing well and are now making a positive contribution to net income. As of today, our regional subscriber base is approximtately approximately 3.7 million, and VimpelCom-R reported for the second quarter of 2003 a positive net income, EBITDA of $33.2 million and an EBITDA margin of 36.2%, far ahead of our expectations. Moreover, we believe that we will achieve further significant growth in subscribers and profitability in the regions over the medium term. While the existing VimpelCom-R structure has served us well over the past two years, we now believe that there are significant advantages and benefits to be gained from simplifying the group's overall corporate structure and at the same time offering all of our shareholders full exposure to the growth potential in the regions."

Under the terms of the proposed merger, in exchange for their shares of VimpelCom-R, Telenor will receive 3,648,141 newly-issued VimpelCom common shares (the equivalent of 4,864,188 new ADSs) and Alfa Group will receive 7,300,680 newly-issued VimpelCom common shares (the equivalent of 9,734,240 new ADSs). Following the merger, Telenor will own approximately 26.6% and 29.9%,
respectively,   and  Alfa  Group  will  own   approximately   32.9%  and  24.5%,

Merger Of VimpelCom And VimpelCom-Region
Page 2 of 3

respectively, of the Company's total voting stock and total common stock.

In anticipation of the announced merger between VimpelCom and VimpelCom-R, Alfa Group has accelerated the third tranche of its investment into VimpelCom-R in the amount of $58.52 million which was originally scheduled for November 2003. The closing of this investment was completed on August 27, 2003.

The VimpelCom Board of Directors has received an opinion from UBS Limited, the Company's financial advisor, on the fairness of the financial terms of the proposed transactions, subject to assumptions and considerations therein.

The merger of VimpelCom and VimpelCom-R with the resulting issuance of new shares in VimpelCom to Alfa Group and Telenor, together with certain other aspects of the proposed transactions, will be subject to approval by VimpelCom shareholders at an Extraordinary General Meeting of Shareholders to be held in Moscow on October 24, 2003. As interested parties to a number of the proposed transactions, Alfa Group and/or Telenor will not be eligible to vote on certain resolutions. In addition, the proposed transactions will be subject to various Russian regulatory approvals, including the Ministry for Anti-Monopoly Policy of the Russian Federation and the Russian Federal Commission on the Securities Markets, and satisfaction of certain other conditions precedent. The Board of Directors is recommending the transaction for approval by VimpelCom's shareholders at the forthcoming Extraordinary General Meeting of Shareholders.

VimpelCom will submit a copy of the materials for the Extraordinary General Meeting of Shareholders, which describes the transaction in greater detail, to the U.S. Securities and Exchange Commission and the New York Stock Exchange. An electronic copy of the shareholder meeting materials will be available for review on VimpelCom's web site in the "SEC Filings" section.

The Company's management will discuss its second quarter 2003 results and the merger proposals on a conference call on August 28, 2003 at 6:30 pm Moscow time (10:30 am EDT in New York). The call may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the webcast will be available through September 5, 2003 and September 29, 2003, respectively. A Company presentation will be posted on VimpelCom's website http://www.vimpelcom.com.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

The Alfa Group of companies was established in Russia in 1988 and has evolved today into one of Russia's largest financial industrial groups. Alfa Group Consortium is active in the banking, insurance, telecommunications, asset management, oil, gas and other primary commodities, food and retail sectors. Alfa Eco is the group's main trading and industrial arm with interests in oil, metals, mining, telecommunications, foodstuffs and beverages. Alfa Bank is the largest privately-owned bank in Russia with an extensive nationwide network of more than 70 branches, and subsidiaries in Ukraine, Kazakhstan, the United Kingdom, the United States and the Netherlands. Alfa Bank holds a strategic stake in Golden Telecom (NASDAQ: GLDN), a provider of integrated telecommunications services throughout Russia and other countries of the Commonwealth of Independent States.

Telenor ASA, headquartered in Oslo, Norway, is an international provider of high quality telecommunications, data and media communication services. Telenor Mobile - the mobile business area of Telenor - is one of the world's most advanced mobile holding companies with a leading position in the Norwegian market and with ownership in 12 mobile operations throughout the world. The number of mobile subscribers as of June 30, 2003 was 13.6 million (pro rata),

Merger Of VimpelCom And VimpelCom-Region
Page 3 of 3



calculated on the basis of Telenor Mobile's ownership interests in each company and 28.8 million in total for all the companies in the Telenor Mobile portfolio. Telenor is listed on the Oslo Stock Exchange (TEL) and on NASDAQ in New York
(TELN).

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, in part, to the consummation of the merger and related transactions which are subject to shareholder, regulatory and certain other approvals, as well as certain other conditions precedent, including the transfer of VimpelCom-R's licenses and permissions to VimpelCom. If any of the approvals are not obtained or any condition precedent is not met, the merger will not be consummated. The forward-looking statements relate to the Company's development and are based on management's best assessment of the Company's ability to consummate the merger and related transactions, its strategic and financial position and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from regulatory authorities, competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia and other factors. As a result of such risks and uncertainties, there can be no assurance that the merger will be consummated. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com


                              - Tables attached -


                                       Open Joint Stock Company "VimpelCom - Region"
                                     Unaudited Condensed Consolidated Statements of Income

                                                           Three months ended               Six months ended
                                                                June 30,                         June 30,
                                                           2003           2002             2003           2002
                                                    ----------------------------    ----------------------------
                                                                         (In thousands of US dollars)
Operating revenues:
     Service revenues and connection fees              US$83,212      US$10,006       US$139,114     US$ 15,444
     Sales of handsets and accessories                     7,700          3,367           16,423          5,398
     Other revenues                                          892            153            1,427            176
                                                    ----------------------------  ------------------------------
Total operating revenues                                  91,804         13,526          156,964         21,018
     Less revenue based taxes                                  -           (148)               -           (236)
                                                    ----------------------------  ------------------------------
Net operating revenues                                    91,804         13,378          156,964         20,782

Operating expenses:
     Service costs                                        17,665          2,556           33,257          4,966
     Cost of handsets and accessories sold                 6,929          3,507           15,425          5,475
     Equipment lease                                       2,233              -            4,454              -
     Selling, general and administrative expenses         28,884          7,576           50,173         13,389

     Network maintenance                                   2,296            985            4,107          2,115
     Depreciation and amortization                        14,161          2,121           25,471          3,186
     Provision for doubtful accounts                         554             48              915             (1)
                                                    ----------------------------  ------------------------------
Total operating expenses                                  72,722         16,793          133,802         29,130
                                                    ----------------------------  ------------------------------

Operating income (loss)                                   19,082         (3,415)          23,162        (8,348)

Other income and expenses:

     Interest income                                         239              -              391            241
     Interest expense                                     (5,925)          (703)          (9,231)        (1,117)
     Net foreign exchange gain (loss)                        369         (2,479)              77         (3,101)
     Other (expenses) income                                (257)            25             (222)            42
                                                    ----------------------------  ------------------------------
Total other income and expenses                           (5,574)        (3,157)          (8,985)        (3,935)
                                                    ----------------------------  ------------------------------

Income (loss) before income taxes and minority
interest                                                  13,508         (6,572)          14,177        (12,283)

Income taxes (expense) benefit                            (4,573)           229           (5,946)           238
Minority interest in net earnings of subsidiaries           (286)           (10)            (305)             -
                                                    ----------------------------  ------------------------------

Net income (loss)                                       US$8,649*)   US$ (6,353)        US$7,926     US$(12,045)
                                                    ============================  ==============================


*) Net income of  VimpelCom-R  as a legal  entity  differs  from the $9.025  million net income for the regional segment  reported  in  VimpelCom's  second  quarter  2003  earnings  release.  The  difference  is caused by the contribution from  BeeLine-Samara  which operates in the Samara region but, for historical  reasons, is owned by
VimpelCom  (and  therefore  is not  reflected in the  VimpelCom-R  financials).  The  following  table  provides reconciliation  between the two figures (all numbers are in thousands of US$ and relate to the second quarter of
2003):

                Net income of VimpelCom-R                      8,649
                Net income of  BeeLine-Samara                    740
                Net effect of transactions
                between  VimpelCom-R  and  BeeLine-Samara       (364)
                Net  income  of VimpelCom's regional segment   9,025

                 Open Joint Stock Company "VimpelCom - Region"
                 Unaudited Consolidated Condensed Balance Sheet

                                                     June 30,       December 31,
                                                      2003               2002

                                                    ----------------------------
                                                      (In thousand US dollars)
Assets
Current assets:
   Cash and cash equivalents                         US$28,640         US$52,703
   Trade accounts receivable                             5,749             2,768
   Other current assets                                109,626            68,348
                                                    ----------------------------
Total current assets                                   144,015           123,819

Non-current assets:
   Property and equipment, net                         470,746           277,480
   Other intangible assets, net                         13,921            10,780
   Telecommunication licenses and
   allocation of frequencies, net                       94,634            72,322
   Other assets                                         30,371            22,975
                                                    ----------------------------
Total non-current assets                               609,672           383,557
                                                    ----------------------------

Total assets                                        US$753,687        US$507,376
                                                    ============================

Liabilities and shareholders' equity
Current liabilities:
   Accounts payable                                  US$32,569         US$20,523
   Due to related parties                               60,297            25,157
   Customer deposits and advances                       15,937            14,046
   Deferred revenue                                        661               699
   Rouble denominated bonds payable                     98,852                 -
   Bank loans, current portion                             911             1,157
   Capital lease obligation, current portion             2,897             3,196
   Equipment financing obligations, current
   portion                                              61,657            74,295
   Accrued liabilities                                   5,825             3,103
                                                    ----------------------------
Total current liabilities                              279,606           142,176

Deferred income taxes                                   23,300            18,689
Bank loans, less current portion                        70,824            39,380
Long-term loans due to VimpelCom                        94,363            40,000


Equipment financing obligations, less current
portion                                                 11,106             6,563

Minority interest                                        3,091               188

Shareholders' equity                                   271,397           260,380
                                                    ----------------------------

Total liabilities and shareholders' equity          US$753,687        US$507,376
                                                    ============================

                  Open Joint Stock Company "VimpelCom - Region"
            Unaudited Condensed Consolidated Statements of Cash Flows

                                                                             Six months ended
                                                                                 June 30,
                                                                        2003                    2002
                                                                 ------------------------------------------
                                                                       (In thousands of US dollars)

Net cash provided by (used in) operating activities                US$      32,836      US$         (13,503)

Proceeds from bank and other loans                                      99,144                  1,037
Proceeds from loans from VimpelCom                                      54,243                 27,700
Proceeds from issuance of ruble denominated bonds                       97,119                      -
Repayment of bank and other loans                                      (34,488)                (1,037)

Repayment of equipment financing obligations                          (120,259)                     -
Repayment of capital lease obligations                                    (119)                  (943)
                                                                 ------------------------------------------
Net cash provided by financing activities                               95,640                 26,757

Purchase of property and equipment                                    (103,951)               (30,077)

Purchase of StavTeleSot stock, net of cash acquired of US$658          (38,143)                     -
Purchase of intangible assets                                           (8,944)                (2,111)
Purchase of other assets                                                (3,058)                (1,325)
                                                                 ------------------------------------------
Net cash used in investing activities                                 (154,096)               (33,513)

Effect of exchange rate changes on cash                                  1,557                   (294)
                                                                 ------------------------------------------

Net decrease in cash                                                   (24,063)               (20,553)
Cash and cash equivalents at beginning of period                        52,703                 28,602
                                                                 ------------------------------------------

Cash and cash equivalents at end of period                         US$      28,640      US$       8,049
                                                                 ==========================================

Supplemental cash flow information

   Non-cash activities:
     Equipment acquired under financing agreements                 US$      23,940      US$      36,416
     Accounts payable for equipment and other long-lived assets         21,510                  2,942


     Acquisitions:
        Fair value of assets acquired                                     66,634                    -
        Difference  between the amount paid and the fair value
        of net assets acquired                                            (4,699)                -
        Cash paid for the capital stock                                  (38,801)                   -
                                                                 ------------------------------------------
            Liabilities assumed                                    US$      23,134     US$            -
                                                                 ==========================================

Notes:

1. EBITDA is a non-U.S. GAAP financial measure. EBITDA, which represents operating income before depreciation and amortization, should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. We believe that EBITDA is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry. The performance that EBITDA measures does not include our need to replace our capital equipment over time. Reconciliation of EBITDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below.
2. EBITDA margin is EBITDA expressed as a percentage of net operating revenues. Reconciliation of EBITDA margin to operating income as percentage of net revenues, the most directly comparable U.S. GAAP financial measures, is presented below.


         Reconciliation of VimpelCom-Region EBITDA to operating income

                          (In thousands of US dollars)

                                                 Three months ended
                                       June 30,       March 31,         June 30,
                                         2003           2003              2002
EBITDA                             US$  33,243      US$  15,390     US$  (1,294)
Depreciation                            (8,524)          (6,760)         (1,985)
Amortization                            (5,637)          (4,550)           (136)

--------------------------------------------------------------------------------
Operating income                   US$  19,082      US$  4,080      US$  (3,415)
================================================================================


      Reconciliation of VimpelCom-Region EBITDA margin to operating income as percentage of net revenues

                                                 Three months ended
                                       June 30,       March 31,         June 30,
                                         2003           2003             2002
EBITDA margin                           36.21%          23.61%           (9.67%)
Depreciation as percentage of
  net revenues                          (9.28%)         (10.37%)        (14.84%)
Amortization as percentage of
  net revenues                          (6.14%)          (6.98%)         (1.02%)
--------------------------------------------------------------------------------
Operating income as percentage
  of net revenues                       20.79%            6.26%         (25.53%)
================================================================================

         Reconciliation of VimpelCom-Region EBITDA to operating income
                          (In thousands of US dollars)

                                                  Six months ended
                                          June 30,                     June 30,
                                            2003                           2002
                                            ----                           ----
EBITDA                                  US$  48,633                  US$ (5,162)
Less: Depreciation                          (15,284)                     (2,915)
Less: Amortization                          (10,187)                       (271)
--------------------------------------------------------------------------------
Operating income                        US$  23,162                  US$ (8,348)
--------------------------------------------------------------------------------

Reconciliation of VimpelCom-Region EBITDA margin to operating income as percentage of net operating revenues

                                                      Six months ended
                                                    June 30,           June 30,
                                                      2003                2002
                                                      ----                ----
EBITDA margin                                        31.0%               (24.8%)
Less: Depreciation as percentage of
  net operating revenues                             (9.7%)              (14.0%)
Less: Amortization as percentage of
  net oerating revenues                              (6.5%)               (1.3%)
Operating income as percentage of
  net operating revenues                             14.8%               (40.2%)




                                                         ###